                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

(Mark One)
[XX] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 1997
                                           -----------------

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934
                 For the transition period from                to
                                                --------------    --------------

                          Commission File Number 1-5846
                                                 ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               The Liberty Corporation Retirement and Savings Plan
               ---------------------------------------------------


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             THE LIBERTY CORPORATION
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                  South Carolina                                 57-0507055
        -----------------------------------            -------------------------
            (State or other jurisdiction of                  (I.R.S. Employer
            incorporation or organization)                   Identification No.)

      Post Office Box 789, Wade Hampton Boulevard, Greenville, S. C. 29602
--------------------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

        Registrant's telephone number, including area code (864) 609-8256
                                                           --------------

                              REQUIRED INFORMATION

A.    Financial Statements and Schedules

        Independent Auditors' Report                                                             8

        Statements of Net Assets Available for Plan Benefits as of
        December 31, 1997 and 1996                                                               9-10

        Statements of Changes in Net Assets Available for Plan
        Benefits as of December 31, 1997 and 1996                                                11

        Notes to Financial Statements                                                            12-17

        Schedule of Assets Held for Investment                                                   18

        Schedule of Reportable Transactions                                                      19-20

B.    Exhibits

        23.  Consent of Independent Auditors                                                     21

                                   SIGNATURES


          THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


         The Liberty Corporation Retirement and Savings Plan
         ---------------------------------------------------
          (Name of Plan)


         The Liberty Corporation                      Date:  June 23, 1998
         -------------------------------------------
         (Registrant/Issuer)

          /s/ Kenneth W. Jones
         -------------------------------------------
         Kenneth W. Jones
         Corporate Controller

          /s/ Martha G. Williams
         -------------------------------------------
         Martha G. Williams
         Vice President, General Counsel and Secretary

ITEM 1.  CHANGES IN THE PLAN

PLAN AMENDED AND RESTATED.

Effective April 1, 1997, the net assets of The Liberty Corporation and Adopting Related Employers' 401(k) Thrift Plan merged with The Liberty Corporation Profit Sharing Plan and Trust for all applicable participants employed by The Liberty Corporation plus any participants affiliated with The Liberty Corporation which include the following: Liberty Life Insurance Company, Liberty Capital Advisors, Inc., Liberty Properties Group, Inc., Special Services Corporation, Liberty Investment Group, Inc., Liberty Insurance Services Corporation, Pierce National Life Insurance Company and State National Fire Company. The Liberty Corporation plus all affiliated companies stated here will be referred to as the "Company". The merged plan was renamed The Liberty Corporation Retirement and Savings Plan. The merged plan provides expanded investment selections and will retain the voluntary contribution, matching contribution, and profit sharing features for eligible employees of the predecessor plans.


ITEM 2.  CHANGES IN INVESTMENT POLICY

None.


ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

EMPLOYER'S PRETAX CONTRIBUTIONS

Contributions under the Plan by The Liberty Corporation and affiliated companies (the "Company") are measured by reference to the employees' contributions which may be on a pre-tax or after-tax basis. Employer matching contributions are made only on pre-tax employee contributions in accordance with a formula set each year by the employer's board of directors. During 1997, the Company contributed an amount equal to 100% of a participant's pre-tax contribution, up to a maximum of 3% of the participant's compensation.

Employer pre-tax matching contributions totaling $1,267,000 from April 1, 1997 to December 31, 1997 were credited to the accounts of participating employees of the "Company". Prior to the plan merger date of April 1, 1997, this was not a feature of The Liberty Corporation Profit Sharing Retirement Plan and Trust (for all applicable "Company" participants).

EMPLOYER'S DISCRETIONARY CONTRIBUTIONS

In addition to making a matching pre-tax contribution, The Liberty Corporation may make a separate discretionary contribution at the discretion of the Company's Board of Directors. If the Company elects to make a profit sharing contribution, it will be allocated among all participants who (1) are employed by The Liberty Corporation and affiliated companies at the end of the applicable year and are credited with at least 1,000 hours of service for that year or (2) retire, die or become disabled during the applicable year. This allocation will be made after the end of the applicable year and will be based on each participant's compensation relative to the total compensation of all eligible participants (without regard to the participant's voluntary contributions).

Employer discretionary contributions totaling $3,191,000 in 1997, were credited to the accounts of participating employees.

ITEM 4.  PARTICIPATING EMPLOYEES

There were 2,528 enrolled participants in the Plan as of December 31, 1997.

ITEM 5.  ADMINISTRATION OF THE PLAN

(a) Parties responsible for the administration of the Plan are: (1) the Plan Committee, made up of at least three members named by the Company,
         (2) the Trustee and (3) the Plan Administrator which is named by the Plan Committee.

         The Plan Committee is responsible for the administration and operation of the Plan, except as to responsibilities which have been specifically assigned to the Trustee, to an Investment Manager, or to the Plan Administrator. Present members of the Plan Committee are employed by The Liberty Corporation or its subsidiaries and include the following:


                  William C. Bischoff
                  Joel Conrad
                  Susan E. Cyr
                  Harold W. Huffstetler, Jr.
                  Kenneth W. Jones
                  Kenneth N. Keller
                  Doug W. Kroske

         The Trustee is responsible for the management, investment and control of the assets of the Trust established by the Plan, and for the disbursements of benefits therefrom, except to the extent that the Trustee may be relieved of investment responsibility by the appointment of an Investment Manager or by direction of the Plan Committee. The present Trustee is Investors Fiduciary Trust Company, 801 Pennsylvania, Kansas City, MO 64105. Neuberger & Berman Pension Management, Inc. ("Neuberger & Berman") and Hellman Jordan Management Company, Inc. is Investment Manager of one of the nine funds comprising the Plan entitled Liberty Neuberger & Berman/Hellman Jordan Common Stock Fund (see page 9, Notes to Financial Statements - Description of Plan for further details). Neuberger & Berman's address is 522 Fifth Avenue, New York, New York 10036. Hellman Jordan Management Company, Inc.'s address is P.O. Box 389, Boston, MA 02101. Investors Fiduciary Trust Company has investment responsibility for all of the other Plan funds.

         The Plan Administrator is currently an Administrative Committee which is responsible for the daily administration and operational functions of the Plan, including filing all reports with governmental agencies, providing Plan participants with information, preparing year-end reports to participants, maintaining all required records, interpreting the provisions of the Plan and settling disputes over the rights of employees, participants and beneficiaries. Present members of the Administrative Committee are employed by The Liberty Corporation and are stated as follows:

                  Mary Anne Bunton
                  Susan E. Cyr

(b) For the year ended December 31, 1997, expenses of administration of the Plan of approximately $850,000, including fees and expenses of the Trustee and two of the Investment Managers, Neuberger & Berman and Hellman Jordan, were incurred and are paid out of the assets of the Plan.

ITEM 6.  CUSTODIAN OF INVESTMENTS

(a)      Investors Fiduciary Trust Company, 801 Pennsylvania, Kansas City, MO
         64105.

(b) The Trustees, Wachovia Bank, N.A., and Investors Fiduciary Trust Company received $13,000 and $185,000, respectively, during the year ended December 31, 1997.

(c) No bond was furnished by Investors Fiduciary Trust Company, the custodian of the Plan.

ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

Each Plan participant receives a quarterly statement showing the balance in his Plan account (including a breakdown of the amounts invested in each investment fund offered), amounts contributed by him and by his Employer, dividends, interest and other gains credited to his account, any amounts forfeited or otherwise charged against his account, and additional shares purchased if the employee has elected to have some or all of his and his Employer's contributions invested in the Company's stock. These individualized reports, a copy of the proxy statement and a copy of the summary annual report are the reports that were distributed to Plan participants during the year ended December 31, 1997.

ITEM 8.  INVESTMENT OF FUNDS

(a) For the period January 1, 1997 to April 1, 1997, employee contributions and matching Employer contributions could be invested in increments of 25% in : The Liberty Corporation Stock Fund, which consists solely of Company common stock; the Money Market Fund, consisting of various money market instruments and U.S. Government securities; the Intermediate Bond Fund, consisting of intermediate - term government and good quality corporate bonds; or the Common Stock Fund consisting of high quality common stock or securities convertible into common stock, other than Company stock. Beginning April 1, 1997, the following funds were available for investment under the Plan:

           NAME OF FUND                                              DESCRIPTION OF FUND
           -------------------------------------------------------------------------------------------------------------------
            Liberty Unitized Fund                                    A fund which invests solely in Common Stock of The
                                                                       Liberty Corporation
            Vanguard Institutional Money Market Reserve Fund         A fund which invests in money market instruments
            Neuberger & Berman/Hellman Jordan Common Stock Fund      A fund which invests in common stocks of medium and
                                                                       large companies
            Vanguard Institutional Bond Index Fund                   A fund which invests in bond-related securities
            Loomis Sayles Bond Fund                                  A fund which invests in investment-grade debt securities
            Vanguard Wellington Fund                                 A fund which invests in common and preferred  stocks and
                                                                       debt securities
            Vanguard Index 500 Fund                                  A fund which invests in securities of companies listed
                                                                       on the Standard and Poor's 500 index
            Templeton Foreign Fund                                   A fund which invests in foreign stocks and debt securities
            T. Rowe Price Small Cap Value Fund                       A fund which invests in common stocks of companies with
                                                                       market capitalizations of $500 million or less

         For the three years ended December 31, 1997, there were brokerage commissions paid by the Plan out of the Neuberger Berman/Hellman Jordan Common Stock Fund only.

(b) No brokerage transactions effected for the Plan during the year ended December 31, 1997, were directed to brokers because of research services provided.


ITEM 9.  FINANCIAL STATEMENTS AND EXHIBITS
(a)      Financial Statements
           Report of Independent Auditors                                                                      8

         Statements of Net Assets Available for Plan Benefits -
           December 31, 1997 and 1996                                                                          9-10

         Statement of Changes in Net Assets Available for Plan
           Benefits - For the Year Ended December 31, 1997                                                    11

         Notes to Financial Statements - December 31, 1997                                                    12-17

         Schedule of Assets Held for Investment - December 31, 1997                                           18

         Schedule of Transactions or Series of Transactions in Excess
             of 5% of the Current Value of Plan Assets - December 31, 1997                                    19-20



(b)      Exhibits

         Consent of Independent Auditors                                                                         21

                         REPORT OF INDEPENDENT AUDITORS



To the Administrative Committee of The Liberty Corporation
  Retirement and Savings Plan
  and Board of Directors
The Liberty Corporation

We have audited the accompanying statements of net assets available for plan benefits of The Liberty Corporation Retirement and Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1997 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year ended December 31, 1997 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                   Ernst & Young LLP

Greenville, South Carolina
March 25, 1998

                             THE LIBERTY CORPORATION
                           RETIREMENT AND SAVINGS PLAN

   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                DECEMBER 31, 1997
                                 (In Thousands)


                                     -----------------------------------------------------------------------------------------------
                                                                                       NEUBERGER
                                                                         VANGUARD      & BERMAN/
                                                                           INST.        HELLMAN,       VANGUARD
                                      CASH AND        LIBERTY              MONEY        JORDAN           INST.            LOOMIS
                                        CASH          UNITIZED            MARKET        COMMON           BOND             SAYLES
                                     EQUIVALENT        FUND              RES. FUND    STOCK FUND       INDEX FUND        BOND FUND
                                     -----------------------------------------------------------------------------------------------
ASSETS
INVESTMENTS:
   AT FAIR VALUE
     MONEY MARKET FUNDS              $       --        $      --       $  20,565       $      --       $      --       $      --
     MUTUAL FUNDS                            --           19,245              --          90,368           9,972           3,737
     OTHER FUND                              --               --              --              --              --              --
                                     -------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                            --           19,245          20,565          90,368           9,972           3,737

EMPLOYER'S CONTRIBUTION RECEIVABLE           --              466             445           1,369             236              77
                                     -------------------------------------------------------------------------------------------
TOTAL ASSETS                                 --           19,711          21,010          91,737          10,208           3,814
                                     -------------------------------------------------------------------------------------------

LIABILITIES:
    ACCRUED EXPENSES                         --               (2)             (2)            (19)             (1)             --
                                     -------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
         FOR PLAN BENEFITS
                                     $       --        $  19,709       $  21,008       $  91,718          10,207       $   3,814
                                     ===========================================================================================

                                        ---------------------------------------------------------------------------------------
                                                                                        T. ROWE
                                         VANGUARD         VANGUARD         TEMPLETON   PRICE SMALL
                                        WELLINGTON        INDEX 500         FOREIGN    CAP VALUE         LOAN
                                           FUND             FUND             FUND         FUND           FUND          TOTAL
                                        ---------------------------------------------------------------------------------------
   AT FAIR VALUE
       MONEY MARKET FUNDS               $      --         $    --               --     $      --        $     --      $  20,565
       MUTUAL FUNDS                         5,130           7,857            2,638         4,540              --        143,487
       OTHER FUND                              --              --               --            --           3,554          3,554
                                        ---------------------------------------------------------------------------------------
TOTAL INVESTMENTS                           5,130           7,857            2,638         4,540           3,554        167,606
EMPLOYER'S CONTRIBUTION RECEIVABLE            163             231               72           132              --          3,191
                                        ---------------------------------------------------------------------------------------

TOTAL ASSETS                                5,293           8,088            2,710         4,672           3,554        170,797
                                        ---------------------------------------------------------------------------------------
LIABILITIES:
    ACCRUED EXPENSES                           (1)             (1)              --            --              --            (26)
                                        ---------------------------------------------------------------------------------------
NET ASSETS AVAILABLE
         FOR PLAN BENEFITS
                                        $   5,292       $   8,087          $ 2,710     $   4,672        $  3,554        170,771
                                        =======================================================================================



SEE NOTES TO FINANCIAL STATEMENTS.

                             THE LIBERTY CORPORATION
                           RETIREMENT AND SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 1996
                                 (In Thousands)



    ASSETS
    Investment in The Liberty Corporation
      Profit Sharing Trust (Note 4)                                   $87,537

    Employer contributions receivable                                   3,370
                                                                      -------
    Net assets available for plan benefits                            $90,907
                                                                      =======


   See notes to financial statements.

                             THE LIBERTY CORPORATION
                           RETIREMENT AND SAVINGS PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              WITH FUND INFORMATION

                                DECEMBER 31, 1997
                                 (In Thousands)


                                                                                 VANGUARD
                                                                                  INST.       NEUBERGER &
                                                      CASH AND                    MONEY     BERMAN/HELLLMAN, VANGUARD INST. LOOMIS
                              MONEY   INTERMEDIATE      CASH         LIBERTY      MARKET     JORDON COMMON    BOND INDEX    SAYLES
                              MARKET    BOND FUND    EQUIVALENT   UNITIZED FUND  RES. FUND    STOCK FUND         FUND     BOND FUND
                              ------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
ATTRIBUTED TO
Investment income:
  Net appreciation
    (depreciation)
  in fair value of
  investments (Note 5)        $     -  $     (11)     $       -     $    3,347    $      -   $     22,295       $     505    $  (55)
   Interest                       212         99              -              2           -            102               -         -
   Dividends                        -          -              -             27         897            262             513       166
                              -----------------------------------------------------------------------------------------------------
Total investment income           212         88              -          3,376         897         22,659           1,018       111

Other income                        -          -              -              -           -             29               -         -

     Participants                   -          -              -            370         285          1,031             170        49
     Employer                       -          -              -            671         650          1,912             336       101
                              ------------------------------------------------------------------------------------------------------
 Total Contributions                -          -              -          1,041         935          2,943             506       150

Transfers from other
     Qualified Plans                -          -              -              2           1             35               7         -
                              -----------------------------------------------------------------------------------------------------
Total additions                   212         88              -          4,419       1,833         25,666           1,531       261


DEDUCTIONS FROM NET ASSETS
     ATTRIBUTED TO
Benefits paid to
     participants                (227)      (255)             -        (1,454)      (1,909)        (5,079)           (480)      (26)
Administrative expenses            (5)        (1)             -           (14)         (46)          (736)            (22)       (1)
Loan balances of terminated
employees                           -          -              -             -            -              -               -         -
                              -----------------------------------------------------------------------------------------------------
Total deductions                 (232)      (256)             -        (1,468)      (1,955)        (5,815)           (502)      (27)

Interfund Transfers(net)      (16,153)    (6,361)             -        (2,488)      13,657        (16,405)          4,990     3,580
                              -----------------------------------------------------------------------------------------------------
Net (decrease) increase
     prior to merger          (16,173)    (6,529)             -           463       13,535          3,446           6,019     3,814
Merger from The Liberty
     Corporation and
     Adopting Related
     Employers' 401K Thrift
     Plan                           -          -              -        13,497        7,473         25,816           4,188         -
                              -----------------------------------------------------------------------------------------------------

Net (decrease) increase       (16,173)    (6,529)             -        13,960       21,008         29,262          10,207     3,814

Net assets available for
     plan benefits
     January 1, 1997           16,173      6,529              -         5,749            -         62,456               -         -
                              -----------------------------------------------------------------------------------------------------
Net assets available for
     plan benefits
    December 31, 1997         $     -     $    -            $ -     $  19,709     $ 21,008   $     91,718       $  10,207    $3,814
                             ======================================================================================================


                                               VANGUARD     VANGUARD                 T. ROWE PRICE
                                              WELLINGTON    INDEX 500   TEMPLETON      SMALL CAP
                                                 FUND         FUND     FOREIGN FUND    VALUE FUND     LOAN FUND    TOTAL
                                              --------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
ATTRIBUTED TO
Investment income:
  Net appreciation (depreciat
  in fair value of
  investments (Note 5)                         $    (96)    $  399     ($  474)      $  242           $    -      26,152
   Interest                                           -          -           -            -                -         415
   Dividends                                        366        114         292          290                -       2,927
                                               -------------------------------------------------------------------------
Total investment income                             270        513        (182)         532                -      29,494

Other income                                          -          -           -            -                -          29

Contributions:
     Participants                                   115        151          54           96                -       2,321
      Employer                                      217        300          95          177                -       4,459

                                               -------------------------------------------------------------------------
 Total Contributions                                332        451         149          273                -       6,780

Transfers from other Qualified Plans                  -          6          17           18                -          86
                                               -------------------------------------------------------------------------
Total additions                                     602        970         (16)         823                -      36,389


DEDUCTIONS FROM NET ASSETS  ATTRIBUTED TO
Benefits paid to participants                       (62)      (150)        (25)        (102)               -      (9,769)
Admistrative expenses                                (6)       (10)         (1)          (6)               -        (848)
Loan balances of terminated employees                 -          -           -            -             (216)       (216)
                                               -------------------------------------------------------------------------
Total deductions                                    (68)      (160)        (26)        (108)            (216)    (10,833)


Interfund Transfers(net)                          4,758      7,277       2,752        3,957              436           -

                                               -------------------------------------------------------------------------
Net (decrease) increase prior to merger           5,292      8,087       2,710        4,672              220      25,556
Merger from The Liberty Corporation and
 Adopting Related Employers' 401K Thrift Plan         -          -           -            -            3,334      54,308
                                               -------------------------------------------------------------------------
Net (decrease) increase                           5,292      8,087       2,710        4,672            3,554      79,864

Net assets available for plan benefits
    January 1, 1997                                   -          -           -            -                -      90,907
                                               -------------------------------------------------------------------------

Net assets available for plan benefits
    December 31, 1997
    December 31, 1997                          $  5,292     $8,087      $2,710       $4,672           $3,554    $170,771
                                               =========================================================================



SEE ACCOMPANYING NOTES.

                             THE LIBERTY CORPORATION
                           RETIREMENT AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

1.   PLAN MERGER

     Effective April 1, 1997, the net assets of The Liberty Corporation and Adopting Related Employers' 401(k) Thrift Plan, a "qualified cash or deferred arrangement plan" under Section 401K of the Internal Revenue Code (for all applicable participants) merged with the The Liberty Corporation Profit Sharing Retirement Plan and Trust, a discretionary profit sharing plan. The merged plan was renamed The Liberty Corporation Retirement and Savings Plan ("the Plan"). The merged plan provides expanded investment options and will retain the voluntary contribution, matching contribution and profit sharing features for eligible "Company" employees of the predecessor plans. The Liberty Corporation (the "Company") will submit the revised plan to the Internal Revenue Service to obtain a determination letter that the Plan, as amended and restated, is qualified under Section 401 of the Internal Revenue Code.


 2.  DESCRIPTION OF PLAN

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     Any employee of the company who (a) was a participant as of March 31, 1997 in either of the two existing plans being combined into the revised Plan or
     (b) has completed 1,000 hours of service in a calendar year or in the first 12 months of employment is eligible to participate in the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     CONTRIBUTIONS

     Participation in the 401-k portion of the Plan is voluntary. Eligible employees may elect to contribute up to a total of 13% of their compensation on either a pre-tax or after-tax basis, or a combination of both, through payroll deductions. Each participating employer makes matching contributions on pre-tax employee contributions of up to 3% of each employee participants' annual compensation. The matching percentage may be changed by resolution of the Board of Directors of the Company, effective at the beginning of any plan year (January 1). On an annual basis the respective subsidiaries of The Liberty Corporation contribute to the profit-sharing portion of the Plan, in the subsequent fiscal year, discretionary contributions equal to amounts authorized by the Board of Directors of the respective subsidiary companies.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant contributions or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions.

                             THE LIBERTY CORPORATION
                           RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

      INVESTMENT OPTIONS

      As of December 31, 1997, the Plan is comprised of nine separate investment funds:


       NAME OF FUND                                           DESCRIPTION OF FUND
       -----------------------------------------------------------------------------------------------------------------------
       Liberty Unitized Fund                                  A fund which invests solely in Common Stock of The
                                                                  Liberty Corporation
       Vanguard Institutional Money Market Reserve Fund       A fund which invests in money market instruments
       Neuberger & Berman/Hellman Jordan Common Stock Fund    A fund which invests in common stocks of medium and large
                                                                  companies
       Vanguard Institutional  Bond Index Fund                A fund which invests in bond-related securities
       Loomis Sayles Bond Fund                                A fund which invests in investment-grade debt securities
       Vanguard Wellington Fund                               A fund which invests in common and preferred stocks and debt securities
       Vanguard Index 500 Fund                                A fund which invests in securities of companies listed on the
                                                                  Standard and Poor's 500 index
       Templeton Foreign Fund                                 A fund which invests in foreign stocks and debt
                                                                  securities fund which invests in common stocks of companies
       T. Rowe Price Small Cap Value Fund

     Employee participants may elect to invest their contributions in any fund. Beginning April 1, 1997, the plan was changed to provide for the monthly transfers of a participant's or former participant's future and/or existing account balances under the plan.

     Matching employer contributions and discretionary employer contributions will be invested in the same way as the employee's pre-tax contributions upon which they are based. At December 31, 1997, there were 2,528 active participants in the Plan whom were electing to invest, either wholly or partially, in the following funds: The Liberty Unitized Fund, Vanguard Institutional Money Market Reserve Fund; Neuberger & Berman/Hellman Jordan Common Stock Fund; Vanguard Institutional Bond Index Fund; Loomis Sayles Bond Fund; Vanguard Wellington Fund; Vanguard Index 500 Fund; Templeton Foreign Fund, and the T. Rowe Price Small Cap Value Fund.

     VESTING

     Amounts credited to a participant's employee account, either before tax or after tax, are fully vested at all times. Amounts credited to a participant's employer matching and discretionary account vest based on the total number of years of service (as defined under the Plan) with the Company or its related employers:


                             NUMBER OF YEARS                   PERCENTAGE
                               OF SERVICE                      OF VESTING
                             ------------------                ----------
                             Less than 3 years                    --
                                       3 years                    25%
                                       4 years                    50%
                                       5 years                    75%
                                       6 years                   100%


     All amounts credited to a participant's employee (before tax or after tax) and employer matching accounts are fully vested upon termination of employment due to a participant's death, total disability or retirement, or after a participant has completed six or more years of service. Also, each employee is fully vested at his or her 65th birthday.

     FORFEITURES AND PAYMENT OF BENEFITS

     A participant who has completed less than six years of service and is terminated for any reason other than those mentioned above forfeits the non-vested amounts in his employer matching account. All amounts credited to the employee's account (before tax or after tax) and all vested amounts credited to the employer's matching account are distributable upon termination in the form of a lump sum or installment payments.

                             THE LIBERTY CORPORATION
                           RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


     LOANS

     The Plan allows participants to obtain loans, within stated limits, from the vested portion of their account balance. Repayment is required over a period not to exceed five years, unless the loan is used for the purchase of a principal residence. Interest is charged on outstanding loans at a rate determined by the plan administrator. These participant loans are reported in the accompanying financial statements in the Loan Fund.


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENT VALUATION AND INCOME RECOGNITION

     Investments are carried in the financial statements at market value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The difference between proceeds received and the cost of investments sold is recognized as realized gains (losses) in the statements of changes in net assets available for plan benefits. Cost is determined based on the average cost method for The Liberty Corporation stock, and the first-in, first-out basis for other investments. The net change in the aggregate market value of investments is reflected in the statements of net assets available for plan benefits as unrealized gains (losses).

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     LOAN BALANCES OF CERTAIN TERMINATED PARTICIPANTS

     When a participant with an outstanding loan balance terminates his or her employment with the Plan sponsor, the balance of the loan becomes due and payable. In the event a borrower fails to repay all or a portion of such loan, the outstanding balance of the loan plus interest due is deducted from the balance of the account from which the loan was made.


4.   INVESTMENT IN THE MASTER TRUST

     Investments of the Plan were maintained in a Master Trust for the period, January 1, 1997 to March 31,1997. The Liberty Corporation Profit Sharing Trust was a master trust established to provide the trust functions for the assets and liabilities of the following profit sharing plans: The Liberty Corporation Profit Sharing Plan and The Cosmos Broadcasting Corporation Profit Sharing Retirement Plan. Employees of The Liberty Corporation, Liberty Life Insurance Company, Pierce National Life Insurance Company, Cosmos Broadcasting Corporation, Liberty Capital Advisors, Inc., Liberty Properties Group, Inc., Liberty Investment Group, Liberty Insurance Services Corporation and Special Services Corporation participate in one of the plans. The combined investments of the Master Trust, and Master Trust income (including unrealized appreciation or depreciation in fair value of investments) were allocated between the plans based on respective participant account balances. The Plan had an approximate 72% share of the net assets of the Master Trust at December 31, 1996 and March 31, 1997.

     The investments of the Master Trust were held by Wachovia Bank of North Carolina, N.A. (Wachovia). The financial information by investment fund within the Master Trust relating to net assets available for benefits as of December 31, 1996 is presented on the following page. This information has been provided by Wachovia and has not been audited by independent auditors. This information has been certified by Wachovia to be complete and accurate.

                  THE LIBERTY CORPORATION PROFIT SHARING TRUST
   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1996
                                   (IN $000'S)


                                                                                     DECEMBER 31, 1996
                                                                               FUND INFORMATION (UNAUDITED)
                                                       ----------------------------------------------------------------------
                                                                                              COMMON STOCK   INTERMEDIATE BOND
                                                       LIBERTY STOCK FUND  MONEY MARKET FUND      FUND             FUND
                                                       -----------------------------------------------------------------------
ASSETS
INVESTMENTS:
   AT FAIR VALUE
   SHORT-TERM  INVESTMENTS (TOTAL COST OF $27,170 IN      $     47             17,940               7,563       $ 1,582
     1996)
   THE LIBERTY  CORPORATION COMMON STOCK (TOTAL COST
     OF $5,197 IN 1996)                                      7,371                ---                 ---           ---
   OTHER  COMMON  STOCKS  (TOTAL  COST OF $54,451 IN           ---                ---              75,569           ---
     1996)
   SECURITIES OF US GOVERNMENT  AND AGENCIES  (TOTAL
     COST OF $3,358 IN 1996)                                   ---                ---                 ---         3,333
   CORPORATE BONDS (TOTAL COST OF $1,662 IN 1996)              ---                ---                 ---         1,644
   CORPORATE COLLATERALIZED MORTGAGE
     OBLIGATIONS (TOTAL COST OF $1,374 IN 1996)                ---                ---                 ---         1,421
   CORPORATE ASSET-BACKED  SECURITIES (TOTAL COST OF
     $3,361 IN 1996)                                           ---              3,022                 ---           324
   REAL ESTATE  INVESTMENT TRUST (TOTAL COST OF $552
     IN 1996)                                                  ---                ---                 729           ---
DUE FROM BROKER FOR SECURITIES SOLD                            ---                ---                 241           ---
ACCRUED INVESTMENT INCOME                                       36                 91                 168            66
CONTRIBUTIONS RECEIVABLE FROM EMPLOYER                         534              1,002               2,712           700
                                                      -----------------------------------------------------------------
TOTAL ASSETS                                                 7,988             22,055              86,982         9,070

LIABILITIES
   ACCRUED EXPENSES                                              3                 12                  28             3
   DUE TO (FROM) OTHER FUNDS                                    (1)              (420)                414            (1)
                                                     ------------------------------------------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $  7,986            $22,463             $86,540       $ 9,068
                                                     ==================================================================

                                                         COSMOS PENSION
                                                          MONEY MARKET     TOTAL
                                                        ----------------------------
ASSETS
INVESTMENTS:
   AT FAIR VALUE
   SHORT-TERM  INVESTMENTS (TOTAL COST OF $27,170 IN      $      38         $ 27,170
     1996)
   THE LIBERTY  CORPORATION COMMON STOCK (TOTAL COST
     OF $5,197 IN 1996)                                         ---            7,371

   OTHER  COMMON  STOCKS  (TOTAL  COST OF $54,451 IN            ---           75,569
     1996)
   SECURITIES OF US GOVERNMENT  AND AGENCIES  (TOTAL
     COST OF $3,358 IN 1996)                                    ---            3,333

   CORPORATE BONDS (TOTAL COST OF $1,662 IN 1996)               ---            1,644

   CORPORATE COLLATERALIZED MORTGAGE
     OBLIGATIONS (TOTAL COST OF $1,374 IN 1996)                 ---            1,421
   CORPORATE ASSET-BACKED  SECURITIES (TOTAL COST OF
     $3,361 IN 1996)                                            ---            3,346
   REAL ESTATE  INVESTMENT TRUST (TOTAL COST OF $552
     IN 1996)                                                    --              729

DUE FROM BROKER FOR SECURITIES SOLD                             ---              241
ACCRUED INVESTMENT INCOME                                       ---              361
CONTRIBUTIONS RECEIVABLE FROM EMPLOYER                          ---            4,948
                                                     --------------------------------
TOTAL ASSETS                                                     38          126,133

LIABILITIES                                                      --               46
   ACCRUED EXPENSES                                               8              ---
   DUE TO (FROM) OTHER FUNDS                         -------------------------------
                                                          $      30         $126,087
NET ASSETS AVAILABLE FOR PLAN BENEFITS               ===============================

                             THE LIBERTY CORPORATION
                           RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


5.    INVESTMENTS

      During 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $26,152, as follows:

                                                             NET
                                                        APPRECIATION
                                                        (DEPRECIATION)                   MARKET
                                                        IN FAIR VALUE                   VALUE AT
                                                         DURING YEAR                    END OF YEAR
                                                        ----------------------------------------------
                                                                              ($000'S)
               YEAR ENDED DECEMBER 31, 1997
               ---------------------------------
                Intermediate Bond Fund                     ($      11)                  $        -
                Liberty Unitized Fund                           3,347                       19,245
                Vanguard Institutional
                   Money Market Reserve Fund                        -                       20,565
                Neuberger & Berman/Hellman,
                   Jordan Common Stock Fund                    22,295                       90,368
                Vanguard Institutional
                 Bond Index Fund                                  505                        9,972
                Loomis Sayles Bond Fund                           (55)                       3,737
                Vanguard Wellington Fund                          (96)                       5,130
                Vanguard Index Fund                               399                        7,857
                Templeton Foreign Fund                           (474)                       2,638
                T. Rowe Price Small Cap Value
                   Fund                                           242                        4,540
                                                        ==================              ==============
                                                              $26,152                     $164,052
                                                        ==================              ==============

      The market value of individual investments that represent 5% or more of the Plan's total assets are as follows:



                                                                DECEMBER 31, 1997
                                                                -----------------
                                                                    ($000'S)
     The Liberty Corporation Common Stock                           $19,245
       (391,411 shares in 1997)
     Vanguard Institutional Bond Index Fund                           9,972
     Vanguard Institutional Money Market Reserve Fund                20,565
     Neuberger & Berman/Hellman Jordan Stock Fund                    90,368



6.   INCOME TAX STATUS

     The Plan is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974. Both of the predecessor plans had previously received favorable determination letters from the Internal Revenue Service that the related trusts were qualified under Section 401 of the Internal Revenue Code. The Plan will file a determination letter with the Internal Revenue Service requesting that the Plan, as amended and restated, will continue to be qualified under Section 401(a) of the Internal Revenue Code, and the related trust is not subject to income taxation. The Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Plan Committee is not aware of any course of action or events that have occurred that might adversely affect the Plan's qualified status.

                             THE LIBERTY CORPORATION
                           RETIREMENT AND SAVINGS PLAN
                    NOTE TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1997


7.   PRIORITIES ON TERMINATION OF PLAN

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, all expenses will be paid and the accounts of the affected participants will be proportionately adjusted to reflect such expenses and all contributions and withdrawals up to the date of termination. The Plan will then be revalued and each participant will be paid all amounts credited to his accounts. The accounts of all participants become fully vested as of the date of termination.

     An exception to this method of distribution at termination is made for the case in which termination is due to revocation of the Plan's exemption from income taxes under Section 401 of the Internal Revenue Code. In that case, all contributions, including those made by the employer, would be returned to the respective contributors.


8.    TRANSACTIONS WITH PARTIES-IN-INTEREST

      The Plan also received dividends of $27,000 in 1997 from The Liberty Corporation and interest of $212,000 in 1997 from a short-term investment fund sponsored by the Plan trustee.

                             THE LIBERTY CORPORATION
                           RETIREMENT AND SAVINGS PLAN
                LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                                DECEMBER 31, 1997
                          (IN 000'S EXCEPT UNITS DATA)


                           NAME OF ISSUER AND                                                   MARKET
                           TITLE OF EACH ISSUE                   UNITS          COST             VALUE
------------------------------------------------------------  ----------     ---------        ---------
 COMMON STOCKS
   Liberty Unitized Fund                                       1,688,177     $  11,754        $  19,245

 MUTUAL FUNDS
   Vanguard Institutional Money Market Reserve Fund           20,565,287        20,565           20,565
   Neuberger & Berman/Hellman, Jordan Common Stock Fund        7,121,219        60,015           90,368
   Vanguard Institutional Bond Index Fund                        988,263         9,578            9,972
   Loomis Sayles Bond Fund                                       291,279         3,796            3,737
   Vanguard Wellington Fund                                      174,173         5,232            5,130
   Vanguard Index 500 Fund                                        87,229         7,480            7,857
   Templeton Foreign Fund                                        265,163         3,082            2,638
   T. Rowe Price Small Cap Value Fund                            194,018         4,375            4,540
                                                                             --------------------------
  TOTAL MUTUAL FUNDS                                                           114,123          144,807

  LOAN FUND
   Participant Loans                                           3,553,504         3,554            3,554

                                                                             --------------------------
 TOTAL INVESTMENTS                                                           $ 129,431         $167,606
                                                                             ==========================

               THE LIBERTY CORPORATION RETIREMENT AND SAVINGS PLAN
                 LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1997
                                   (IN $000'S)




                                                                                                   PURCHASE      SALES    EXPENSES
         PARTY INVOLVED                          DESCRIPTION OF ASSETS                               PRICE       PRICE    INCURRED
---------------------------------------   -----------------------------------------------          --------      -----    --------

Category (i) - Individual transactions in excess of 5% of Plan Assets
      Wachovia Bank, N.A.                       Money Market Fund                                  $   ---      $15,979    $   ---

      Wachovia Bank, N.A.                        Intermediate Bond Fund                                ---        6,259        ---

      Investors Fiduciary Trust Co.             Vanguard Institutional Bond Fund                    14,374          ---        ---

      Investors Fiduciary Trust Co.             Vanguard Inst. Money Market Reserve Fund            33,751          ---        ---

      Investors Fiduciary Trust Co.             Vanguard Inst. Money Market Reserve Fund               ---       10,208        ---

      Investors Fiduciary Trust Co.             Vanguard Index 500 Fund                              5,512          ---        ---

      Investors Fiduciary Trust Co.             Neuberger & Berman/Hellman Jordan Fund                 ---       11,398        ---



                                                                                                        CURRENT
                                                                                                        VALUE ON       REALIZED
                                                                                                       TRANSACTION       GAIN
                                                                                              COST         DATE          (LOSS)
                                                                                             -------   -----------     --------

      Wachovia Bank, N.A.                       Money Market Fund                            $15,979   $    15,979     $    ---

      Wachovia Bank, N.A.                        Intermediate Bond Fund                        6,259         6,259          ---

      Investors Fiduciary Trust Co.             Vanguard Institutional Bond Fund              14,374        14,374          ---

      Investors Fiduciary Trust Co.             Vanguard Inst. Money Market Reserve Fu        33,751        33,751          ---

      Investors Fiduciary Trust Co.             Vanguard Inst. Money Market Reserve Fu        10,208        10,208          ---

      Investors Fiduciary Trust Co.             Vanguard Index 500 Fund                        5,512         5,512          ---

      Investors Fiduciary Trust Co.             Neuberger & Berman/Hellman Jordan Fund         7,977         11,398       3,421


               THE LIBERTY CORPORATION RETIREMENT AND SAVINGS PLAN
                 LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                    YEAR ENDED DECEMBER 31, 1997 (CONTINUED)
                                   (IN $000'S)


                                                                                                                 CURRENT
                                                                                                                 VALUE ON   REALIZED
                                                                           PURCHASE    SALES   EXPENSES         TRANSACTION   GAIN
     PARTY INVOLVED               DESCRIPTION OF ASSETS                      PRICE     PRICE   INCURRED   COST     DATE      (LOSS)
-------------------------  -------------------------------------------     ---------   ------ ---------  ------  ---------- --------
Category (iii) - Series of transactions in excess of 5% of Plan Assets

  Wachovia Bank, N.A. Money Market Fund                                      $ 3,592   $18,684   $ ---   $18,693   $18,684  $    (9)

  Wachovia Bank, N.A. Intermediate Bond Fund                                   5,242    11,210     ---    11,222    11,210      (12)

  Investors Fiduciary Trust Co.  T. Rowe Price Small Cap Value Fund            5,280       983     ---       905       983       78

  Investors Fiduciary Trust Co.  Vanguard Wellington Fund                      5,882       656     ---       650       656        6

  Investors Fiduciary Trust Co.  Vanguard Inst.Bond Fund                      16,299     6,832     ---     6,721     6,832      111

  Investors Fiduciary Trust Co.  Vanguard Inst. Money Market Reserve Fund     40,008    19,443     ---    19,443    19,443      ---

  Investors Fiduciary Trust Co.  Vanguard Index 500 Fund                       8,180       722     ---       700       722       22

  Investors Fiduciary Trust Co.  The Liberty Unitized Fund                    11,448     5,322     ---     3,470     5,322    1,852

  Investors Fiduciary Trust Co.  Neuberger & Berman/Hellman Jordan Fund       65,197    61,038     ---    49,733    61,038   11,305


THERE WERE NO CATEGORY (II) OR (IV) REPORTABLE TRANSACTIONS DURING 1997.